SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of June 2002

                                  MIH LIMITED

                (Translation of registrant's name into English)

                                Abbott Building
                                 Mount Street
                                    Tortola
                                   Road Town
                            BRITISH VIRGIN ISLANDS

                   (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X                         Form 40-F
                  -----                                 -----

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                  No  X
            -----                               -----

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                                 EXHIBIT LIST
                                 ------------

                                                          Sequential
Exhibit   Description                                     Page Number
-------   -----------                                     -----------
 99.1     Press release re: the release of
          the preliminary financial
          statements for the year ended 31
          March 2002 dated June 25, 2002 of
          MIH Limited

                                  SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             MIH LIMITED


Date: June 25, 2002                          by /s/ Stephen Francis Ward
                                                ------------------------------
                                                Name:  Stephen Francis Ward
                                                Title: Director